UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Commission File Number: 000-53167

NOTIFICATION OF LATE FILING

(Check one)

      . Form 10-K       . Form 20-F       . Form 11-K    X  . Form 10-Q       . Form 10-D

      . Form N-SAR       . Form N-CSR

For Period Ended:

December 31, 2010

      . Transition Report on Form 10-K

      . Transition Report on Form 20-F

      . Transition Report on Form 11-K

      . Transition Report on Form 11-Q

      . Transition Report on Form N-SAR

For the Transitional Period Ended: ________________________

PART I – REGISTRANT INFORMATION

Millstream Ventures, Inc.

(Full Name of Registrant)

374 East 400 South, Suite 3

(Address of Principal Executive Offices – Street and Number)

Springville, Utah 84663

(City, State and Zip Code)

PART II – RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

   X  .

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

   X  .

(b) The subject annual report, semi-annual report, transition report of Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b25-(c) has been attached if applicable.

PART III – NARRATIVE

Millstream Ventures, Inc.’s chief executive officer, who is also their chief financial officer became unexpectedly and extremely ill immediately prior to the issuance of this report and was not able to provide to our auditors the representations requested of them upon the completion of their review.

PART IV – OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification:

Denny Nestripke

(801) 860-2302

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes   X  . No      .

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof: Yes      . No   X  .

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

MILLSTREAM VENTURES, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:

February 14, 2011

By:

/s/ Denny W. Nestripke

Denny W. Nestripke, Director

Mr. Nestripke has been a member of Millstream Ventures, Inc.’s Board of Directors since February 2010. (See Form 10-K for the year ended March 31, 2010.